December 26, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lisa Etheredge Robert Littlepage

Re:	Hub Cyber Security Ltd. Amendment No. 1 to Form 20-F for the Year Ended December 31, 2023 Response dated October 22, 2024 File No. 001-41634

Dear Ms. Etheredge:

We are writing to submit the responses of Hub Cyber Security Ltd. (the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance Office of Technology of the Securities and Exchange Commission (the “Commission”) dated November 25, 2024, relating to the above referenced Annual Report on Form 20-F (File No. 001-41557) filed by the Company on August 16, 2024, as amended by Amendment No. 1 to Form 20-F filed on October 22, 2024 (as amended, the “Form 20-F”).

For ease of review, we have set forth below the comment of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form 20-F/A.

Form 20-F/A for the Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 84

1.	We note your response to prior comment 1. While your revised disclosures make reference to the decline in revenues as attributed to “two customers,” you have not provided any context as to how material these customers were to your business and the impact that the loss of these customers is expected to have on your operating results for the upcoming year. Additionally, while you quantify the decrease in cost of revenues for each segment, your analysis does not provide any insight into the reasons for these decreases and the extent to which they are expected to continue. Please show us how you will revise your future filings accordingly.

Response: In response to the Staff’s comment, the Company respectfully notes that the two customers that were mentioned in the Company’s revised disclosures were not material in the overall perspective of the Company and its subsidiaries. The Company further notes that it will provide further insight into the reason for changes in its segments in future filings.

Audited Financial Statements

Note 1 - General

f. Internal investigations, page F-16

2.	We note your response to prior comment 3. Please tell us if the Company was aware of the misappropriation allegations on February 2, 2023 when you filed the Form 6-K announcing the resignation of Mr. Moshe as Chief Executive Officer. If so, please also tell us if the allegations were among the reasons for Mr. Moshe’s resignation.

Response: In response to the Staff’s comment, the Company respectfully notes that the Company was not aware of the misappropriation allegations, nor did the Company have any reason to suspect any wrongdoing, on February 2, 2023 when it filed the Form 6-K announcing the resignation of Mr. Moshe as the Company’s Chief Executive Officer. As the Company disclosed in the Form 6-K, “Mr. Moshe’s decision to resign as Chief Executive Officer was not the result of any disagreement with the Company on any matters relating to the Company’s operations, policies or practices.” As the allegations were unknown to the Company at such time, they were not among the reasons for Mr. Moshe's resignation. Mr. Moshe resigned due to a strategic decision that he would use his experience in the American market to move to the United States and manage the Company's planned business efforts in the American region instead of holding the Chief Executive Officer position in Israel.

Please contact me at +9720522357470 if you have any questions or require any additional information in connection with this letter or the Company’s filing of Amendment No. 2.

Sincerely,

/s/ Noah Hershcoviz

Chief Executive Officer